FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of July 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                               HSBC HOLDINGS PLC
                      2006 INTERIM RESULTS - HIGHLIGHTS



    - Total operating income up 15 per cent to US$34,334 million (US$29,789 million in the first half of 2005).


    For the half-year:

    - Net operating income up 14 per cent to US$28,295 million (US$24,752 million in the first half of 2005).


    - Group pre-tax profit up 18 per cent to US$12,517 million (US$10,640 million in the first half of 2005).


    - Profit attributable to shareholders of the parent company up 15 per cent to US$8,729 million (US$7,596 million in the first half of 2005).


    - Return on average invested capital of 17.2 per cent (16.5 per cent in the first half of 2005).


    - Basic earnings per ordinary share up 13 per cent to US$0.78 (US$0.69 in the first half of 2005).


    Dividend and capital position:

    - Second interim dividend for 2006 of US$0.15 per share which, together with the first interim dividend for 2006 of US$0.15 per share already paid, represents an increase of 7 per cent over the first and second interim dividends for 2005.


    - Tier 1 capital ratio of 9.4 per cent and total capital ratio of 13.4 per cent.


HSBC HOLDINGS REPORTS PRE-TAX PROFIT OF US$12,517 MILLION

HSBC made a profit before tax of US$12,517 million, an increase of US$1,877 million, or 18 per cent, over the first half of 2005.

Net interest income of US$16,731 million was US$1,415 million, or 9 per cent, higher than the first half of 2005.

Net operating income before loan impairment charges and other credit risk provisions of US$32,185 million was US$4,156 million, or 15 per cent, higher than the first half of 2005.

Operating expenses of US$16,139 million rose US$1,719 million, or 12 per cent, compared with the first half of 2005. On an underlying basis, and expressed in terms of constant currency, operating expenses increased by 11 per cent.

HSBC's cost efficiency ratio was 50.1 per cent compared with 51.4 per cent in the first half of 2005.

Loan impairment charges and other credit risk provisions were US$3,890 million in the first half of 2006, US$613 million higher than the first half of 2005.

The tier 1 capital and total capital ratios for the Group remained strong at 9.4 per cent and 13.4 per cent, respectively, at 30 June 2006.

The Group's total assets at 30 June 2006 were US$1,738 billion, an increase of US$236 billion, or 16 per cent, since 31 December 2005.



Geographical distribution of results


                                   Half-year to       Half-year to           Half-year to
Figures in US$m                         30Jun06            30Jun05                31Dec05
Profit before tax
                                              %                  %                    %
Europe                           3,600     28.8      2,886    27.2      3,470        33.6
Hong Kong                        2,654     21.2      2,419    22.7      2,098        20.3
Rest of Asia-Pacific             1,657     13.2      1,280    12.0      1,294        12.5
North America                    4,272     34.1      3,713    34.9      3,159        30.6
South America                      334      2.7        342     3.2        305         3.0
                                12,517    100.0     10,640   100.0     10,326       100.0

Tax expense                     (3,272)             (2,658)            (2,435)

Profit for the period            9,245               7,982              7,891

Profit attributable to
  shareholders of the parent
  company                        8,729               7,596              7,485
Profit attributable to
  minority interests               516                 386                406



Distribution of results by customer group

                                  Half-year to          Half-year to        Half-year to
Figures in US$m                        30Jun06               30Jun05             31Dec05
Profit before tax
                                             %                     %                   %
Personal Financial Services     5,908     47.2       5,219      49.1      4,685     45.4
Commercial Banking              2,862     22.9       2,374      22.3      2,587     25.0
Corporate, Investment
  Banking and Markets           3,144     25.1       2,301      21.6      2,862     27.7
Private Banking                   600      4.8         451       4.2        461      4.5
Other                               3        -         295       2.8       (269)    (2.6)
                               12,517    100.0      10,640     100.0     10,326    100.0


Comment by Stephen Green, Group Chairman

In the first half of the year, HSBC achieved strong revenue growth in new business streams in which we have invested and also in our emerging markets businesses generally. At the same time, our businesses in the mature economies continued to perform well. Furthermore, we have grown our income strongly and faster than our costs, in line with our strategy of 'Managing for Growth'.

Profit attributable to shareholders for the first half of 2006 rose by 15 per cent to US$8.7 billion - a new high - and represented earnings per share of US$0.78, a rise of 13 per cent. The Directors have approved a second interim dividend of US$0.15 per share, taking the total dividends declared to date in respect of 2006 to US$0.30 per share (US$0.02, or 7 per cent, higher than in the prior period).

Income grew by US$4.5 billion and costs rose by US$1.7 billion. Net operating income growth compared with the first half of 2005 was 14 per cent. It is a measure of the success of the investments we have made in support of our 'Managing for Growth' strategy that growth in net operating income was 65 per cent more than in the first half of 2005. This has been achieved almost entirely organically; the effect of acquisitions made in 2005 and 2006 was small.

Our cost efficiency ratio improved to 50.1 per cent. Cost growth, including significant investment in our business, in the first half of 2006 was US$100 million lower than the increase in the first half of 2005. Substantially, this reflects the completion during 2005 of the major investment phase of our Corporate, Investment Banking and Markets strategy.

Operating environment

The global operating environment has been broadly favourable, with a stable US economy and a resurgent Japan counterbalancing the tightening effect of higher interest rates in most countries and increased energy costs.

The credit environment was generally stable, with corporate and commercial credit continuing to be benign. Retail credit deterioration, where it occurred, was largely offset by improved performance in other retail portfolios.

Global equity markets enjoyed strong gains for a large part of the period, encouraging an expansion in investment flows and a receptive marketplace for mergers and acquisitions activity and initial public offerings.

A key element of our strategy - and a competitive advantage - is to manage our businesses around the world in a joined-up way. Linking our customer bases in the developed world to our capabilities in emerging markets remains a core competitive strength of HSBC and one whose potential we are increasingly tapping. We also continue to export products and services developed in mature economies to the faster growing emerging markets. As a result, our emerging market operations have provided increases of 20 per cent or more in pre-tax profit in a range of countries: Brazil, mainland China, India, Malaysia, Mexico, the Middle East and the Philippines. Furthermore, strong interest in emerging markets by corporates and investors played to our strengths in foreign exchange, in custody, in asset management and in cross-border transactional and investment banking.

Investment in our existing businesses has proved to be the most attractive use of capital in recent years when, in our view, enthusiasm for emerging market and consolidation targets has run ahead of value. The Group's return on equity improved to 18.1 per cent in the first half of 2006 driven by improved returns; capital ratios strengthened modestly.

Investing in the customer experience in Personal Financial Services

In Personal Financial Services, we continue to invest in areas designed to grow the customer base and to improve customer experience.

We are positioning HSBC to provide for our customers' future needs. We published a major global study on the future of retirement, based on a survey of 21,000 people and 6,000 companies in 20 countries and territories. As retirement issues will become ever more important to our customers, we are now planning how best to configure financial services in an ageing world.

We are working hard to improve our existing services. In the UK, we started an ambitious programme to upgrade the branch network, committing to spend some US$715 million in the single largest refurbishment programme in recent history. We have extended our opening hours at our top branches to reflect retail, not banking, hours.

Improvement programmes have been launched in many other countries including the US, Mexico, Turkey and mainland China. Also, in the US we launched a new internet savings proposition at the end of 2005 which, to date, has added US$5 billion in deposits, diversifying our funding base and increasing our brand visibility.

We invest where we see growth. So, for example, strong growth in Mexico has led us to recruit 1,700 new employees in 2006, principally in front office, collections, credit cards and in sales of microfinance, mortgages and investments.

We continue to see strong demand for new financial services in emerging markets, particularly in consumer finance. We are using HSBC Finance's expertise to drive this business. In emerging markets, we are piloting 23 consumer finance offices in India and four centres in Indonesia. We also opened branches in 2006 in the Czech Republic, Ireland, Poland and Slovakia.

Growing businesses in Commercial Banking

Small and medium-sized enterprises ('SMEs') are vital to any successful economy. This very important sector grew to 2.4 million customers, an increase of 8 per cent. One million of them are now registered for internet banking services, and online transaction volumes increased by 2.9 per cent.

As the world's local bank, we are working with many of our customers to support their increasingly international businesses - an area where we see opportunities to improve our service and profitability. For example, we completed the roll-out of a cross-border referral system connecting 4,000 relationship managers in over 50 countries.

We also aim to serve our customers' local needs. Among many such initiatives, I would highlight: HSBC Business Direct, a fee-free internet and phone banking service in the UK; new commercial cards in Hong Kong and the UK; a dedicated SME centre in Sri Lanka; and commercial insurance initiatives in Brazil, Indonesia and China.


Real momentum in Corporate, Investment Banking and Markets

In the first half of 2006 we moved from the build phase in this business into full execution mode. Our overall investment spend was considerably lower and, most encouragingly, cost growth was largely in performance-related expenses as revenue growth accelerated.

The results are clear. Pre-tax profit rose 37 per cent, compared to the first half of 2005. In the first half of 2005 net operating income was broadly unchanged on the first half of 2004 while costs rose by some US$650 million. In the first half of 2006 net operating revenues grew by US$1,368 million, while cost growth, largely in performance-related pay and the volume-driven businesses in Global Transaction Banking, was US$429 million. This translated into a positive gap between revenue growth and cost growth of 12 per cent.

Under the leadership of Stuart Gulliver, we restructured the business into four principal product lines: Global Markets, Global Banking, Group Investment Businesses and Global Transaction Banking.

Whilst financial performance remains somewhat constrained, due to the continuing impact on balance sheet management revenues of the flat interest rate yield curves in major currencies, this is more than offset by strong growth in sales and trading revenues and in transactional banking revenues.

All elements of the Global Markets business developed strongly in 2006 and past investment in structured derivatives, asset-backed securities, equity and equity derivative products and fixed income capabilities paid off. Our share of international bond issuance rose, placing HSBC fourth in global market share.

We captured a growing number of headline investment banking deal positions, including four of the five largest deals announced during the period in Europe, where our ability to offer a combination of financing, structuring, hedging and advice gave a strong competitive edge.

Group Investment Businesses also delivered a record result across its broad range of activities, boosted by exceptional performance fees in emerging market funds and higher assets under management in emerging markets.

Global Transaction Banking had another record period, primarily driven by strong growth in emerging markets, and the beneficial effect of the higher interest rate environment on larger balances.

Building one of the world's leading Private Banks

The transformation of our Private Banking business has been one of the great successes in HSBC. In just a few years, the private banking arms of the various Group entities have been knitted together into one global proposition for our high net worth customers.

We rebranded as HSBC Private Bank in 2004 and a measure of our success is that pre-tax profits of US$600 million in the first half of 2006 have more than doubled over the past three years.

We have succeeded by extending the product range available to customers, in particular in the area of alternative investments, and by adding capabilities relevant to our wealthiest customers in the areas of residential property advice, trust and tax advice.

Client assets increased by 22 per cent to US$305 billion, benefiting from net new money of US$18.6 billion in the first half of 2006. Again we are managing the business in a more joined-up way, with increasing cross-referrals from the wider Group contributing some US$2.9 billion of net new money. Regional expansion within the UK and France, as well as a good start from the recently launched onshore operations in Dubai and India, have established a solid foundation for further growth.

The credit environment

The generally benign credit environment has been driven by continuing strong global growth, stable employment patterns in major economies, modest inflationary pressures and good liquidity, which have kept asset prices - most importantly residential real estate values - high.

There is now evidence of slowing residential housing markets, particularly in the US. The consequent effect on future price appreciation, together with the impact of higher interest rates on adjustable rate mortgages that reach reset dates, will put pressure on some borrowers. Although overall retail credit experience in the US has been favourable in the first half of 2006, we began to see some deterioration in certain segments amongst recent mortgage originations. We are taking action to mitigate the potential effects.

In the UK, the unsecured personal sector again contributed the major portion of the impairment charge in the period, largely as a result of rising bankruptcy filings and individual voluntary arrangements. Although the charge was considerably higher than the first half of 2005, it was in line with that incurred in the second half of last year. We are seeing an improvement in the credit quality of more recent originations.

Excessive consumer indebtedness is increasingly an issue in the public domain. Banks have an obligation here. We were the first major UK bank to share positive credit information, and we have deliberately reduced our market share of unsecured lending in the UK.

In the first half of 2006, we have seen public policy interventions in a number of countries, both emerging and developed. It is clearly in everyone's interest to ensure regulation targets individuals who need support and does so without causing unintended consequences, as we have seen in several countries.

Outlook

The world economy remains fundamentally strong. China continues to grow at an intense pace, attracting huge investment flows and providing a massive opportunity for the world's exporters.

During the first half of 2006, the Federal Reserve in the US continued to increase interest rates and was followed by many other central banks. Consumers are experiencing significantly higher energy prices. Concerns about inflation persist although there is little evidence of any significant pick-up in either wages or inflationary expectations. We remain alert, however, to the possibility that these factors, together with slowing housing markets, may constrain economic growth.

The apparent collapse of the Doha round of the WTO is disappointing. Overall, we believe that trade liberalisation is a force for good in terms of economic development, which is intimately related to people's wellbeing. We are concerned by signs that the world is heading towards a more protectionist trading system, when in fact we should be moving in the other direction.

In any event, we will continue to position HSBC to take best advantage of the changing nature of the world's economy. We have a unique set of franchises around the world: well over 100 million customers in more than 200 countries and operations in 76 economies. Our diversification combined with our strong capital position is a crucial strength.

We believe that we are well positioned to take advantage of opportunities as they arise. Indeed, earlier this month we announced an agreement to acquire Grupo Banistmo, the leading banking group in Central America. This will improve our franchise in Panama and extend it to Costa Rica, Honduras, Colombia, Nicaragua and El Salvador.

We aspire to be the number one brand in financial services. Customer experience will remain a key driver of our success in achieving this, so we will focus relentlessly on improving the quality of that experience. Technology will play an increasingly important role in this.

However, at its heart, banking is a people business, and our people will be at the forefront of our success. Engaging our 280,000 colleagues is critical to the delivery of our strategy, and with well over 100,000 participants, we believe that HSBC has one of the largest employee bases in the world with an interest in their company's shares. It is the talent and dedication of the HSBC team around the world that will secure success for our people, our customers and our shareholders.


Financial Overview



  30Jun05     31Dec05           Half-year to                      30Jun06

     US$m        US$m                                      US$m      GBPm         HK$m


                        For the half-year
   10,640      10,326   Profit before tax                12,517     6,997       97,107
                        Profit attributable to
                          shareholders of the parent
    7,596       7,485     company                         8,729     4,880       67,720
    4,575       3,175   Dividends                         5,263     2,942       40,830
                        At period-end
   86,713      92,432   Total shareholders' equity      101,381    54,949      787,426
  101,722     105,449   Capital resources               116,636    63,217      905,912
                        Customer accounts and
  812,211     809,146     deposits by banks             916,881   496,949    7,121,415
1,466,810   1,501,970   Total assets                  1,738,138   942,071   13,500,118
  794,834     827,164   Risk-weighted assets            872,893   473,108    6,779,760

      US$         US$   Per ordinary share                  US$       GBP          HK$
     0.69        0.67   Basic earnings                     0.78      0.44         6.05
     0.68        0.67   Diluted earnings                   0.77      0.43         5.97
     0.41        0.28   Dividends^                         0.46      0.26         3.57
                        Net asset value at the
     7.73        8.03     period-end                       8.71      4.72        67.65

                        Share information
                        US$0.50 ordinary shares in
   11,222m     11,334m    issue                         11,481m
 US$179bn      US$182bn Market capitalisation          US$202bn
                        Closing market price per
  GBP8.90       GBP9.33     ordinary share              GBP9.52

                                                         Over 1    Over 3       Over 5
                                                           year     years        years
                        Total shareholder return to
                          30Jun06^^                       112.2     154.7        145.0
                        Benchmarks: FTSE 100              118.0     160.3        122.0
                        MSCI World                        117.5     161.9        135.2



^ The second interim dividend for 2006 of US$0.15 per share is translated at the closing rate on 30 June 2006 (see Note 7 on page 20). Where required, this dividend will be converted into sterling or Hong Kong dollars at the exchange rates on 25 September 2006 (see Note 7 on page 20).

^^ Total shareholder return ('TSR') is as defined in the Annual Report and Accounts 2005 on page 220.


  30Jun05     31Dec05                  Half-year to                   30Jun06

                        Performance ratios (%)

     16.5        15.3   Return on average invested capital^              17.2

     17.6        16.1   Return on average total shareholders' equity     18.1

     1.18        0.95   Post-tax return on average total assets          1.12

     2.09        1.93   Post-tax return on average risk-weighted assets  2.21

                        Efficiency and revenue mix ratios (%)

     51.4        51.0   Cost efficiency ratio                            50.1

                        As a percentage of total operating income:

     51.4        50.2   - Net interest income                            48.7

     23.6        23.2   - Net fee income                                 24.4

      9.7         9.3   - Net trading income                             12.4

                        Capital ratios (%)

      8.7         9.0   - Tier 1 capital                                  9.4

     12.8        12.8   - Total capital                                  13.4


^ Return on invested capital is based on the profit attributable to ordinary shareholders. Average invested capital is measured as average total shareholders' equity after adding back goodwill previously written-off directly to reserves, deducting average equity preference shares issued by HSBC Holdings and deducting/(adding) average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities. This measure reflects capital initially invested and subsequent profit.



Consolidated Income Statement


30Jun05     31Dec05             Half-year to                          30Jun06
   US$m        US$m                                          US$m        GBPm        HK$m

 29,202      30,892   Interest income                      35,785      20,004     277,620
(13,886)    (14,874)  Interest expense                    (19,054)    (10,651)   (147,821)

 15,316      16,018   Net interest income                  16,731       9,353     129,799

  8,558       8,928   Fee income                           10,441       5,837      81,001
 (1,514)     (1,516)  Fee expense                          (2,061)     (1,152)    (15,989)

  7,044       7,412   Net fee income                        8,380       4,685      65,012

                      Trading income excluding net
  1,804       1,852     interest income                     3,112       1,740      24,143
                      Net interest income on trading
  1,087       1,121     activities                          1,149         642       8,914

  2,891       2,973   Net trading income                    4,261       2,382      33,057

                      Net income from financial
                        instruments designated at fair
    547         487     value                                 260         145       2,017
                      Gains less losses from financial
    354         338     investments                           493         276       3,825
     95          60   Dividend income                         222         124       1,722
  2,396       3,040   Net earned insurance premiums         2,834       1,584      21,986
  1,146       1,587   Other operating income                1,153         645       8,945

 29,789      31,915   Total operating income               34,334      19,194     266,363

                      Net insurance claims incurred and
                        movement in policyholders'
 (1,760)     (2,307)    liabilities                        (2,149)     (1,201)    (16,672)
                      Net operating income before loan
                        impairment charges and other credit
 28,029      29,608     risk provisions                    32,185      17,993     249,691
                      Loan impairment charges and other
 (3,277)     (4,524)    credit risk provisions             (3,890)     (2,175)    (30,179)

 24,752      25,084   Net operating income                 28,295      15,818     219,512

 (7,869)     (8,276)  Employee compensation and benefits   (8,992)     (5,027)    (69,760)
 (5,444)     (5,739)  General and administrative expenses  (6,065)     (3,390)    (47,052)
                      Depreciation of property, plant and
   (831)       (801)    equipment                            (748)       (418)     (5,803)
                      Amortisation and impairment of
   (276)       (278)    intangible assets                    (334)       (187)     (2,591)

(14,420)    (15,094)  Total operating expenses            (16,139)     (9,022)   (125,206)

 10,332       9,990   Operating profit                     12,156       6,796      94,306

                      Share of profit in associates and
    308         336     joint ventures                        361         202       2,801

 10,640      10,326   Profit before tax                    12,517       6,998      97,107

 (2,658)     (2,435)  Tax expense                          (3,272)     (1,829)    (25,384)

  7,982       7,891   Profit for the period                 9,245       5,169      71,723

                      Profit attributable to shareholders
  7,596       7,485     of the parent company               8,729       4,880      67,720

                      Profit attributable to minority
    386         406     interests                             516         289       4,003

Consolidated Balance Sheet

At30Jun05   At31Dec05                                                 At 30Jun06
     US$m        US$m                                         US$m        GBPm           HK$m

                        ASSETS

                        Cash and balances at central
    8,905      13,712     banks                             24,343      13,194        189,072
                        Items in the course of
   11,717      11,300     collection from other banks       12,425       6,734         96,505
                        Hong Kong Government
   12,196      12,554     certificates of indebtedness      12,588       6,823         97,774
  165,159     190,257   Trading assets                     226,650     122,844      1,760,391
                        Trading assets which may be
                          repledged or resold by
   50,142      42,652     counterparties                    72,645      39,374        564,234
                        Financial assets designated at
   14,033      15,046     fair value                        16,855       9,135        130,913
   63,594      73,928   Derivatives                        104,665      56,728        812,933
  155,141     125,965   Loans and advances to banks        162,482      88,065      1,261,998
  706,724     740,002   Loans and advances to customers    814,209     441,301      6,323,961
  179,574     176,301   Financial investments              187,438     101,591      1,455,831
                        Financial investments which may
                          be repledged or resold by
    9,113       6,041     counterparties                     4,896       2,654         38,027
                        Interests in associates and
    5,067       7,249     joint ventures                     7,795       4,225         60,544
   32,500      33,200   Goodwill and intangible assets      34,544      18,723        268,303
   15,032      15,206   Property, plant and equipment       15,277       8,280        118,656
   26,765      26,596   Other assets                        27,542      14,929        213,916
   11,148      11,961   Prepayments and accrued income      13,784       7,471        107,060

1,466,810   1,501,970   Total assets                     1,738,138     942,071     13,500,118

At 30Jun05  At 31Dec05                                                     At 30Jun06
      US$m        US$m                                            US$m       GBPm           HK$m

                         LIABILITIES AND EQUITY

                         Liabilities
                         Hong Kong currency notes in
    12,196      12,554     circulation                          12,588       6,823         97,774
   101,747      69,727   Deposits by banks                      83,139      45,061        645,741
   710,464     739,419   Customer accounts                     833,742     451,888      6,475,674
                         Items in the course of transmission
     9,533       7,022     to other banks                        9,532       5,166         74,035
   162,459     174,365   Trading liabilities                   228,116     123,639      1,771,777
                         Financial liabilities designated at
    58,420      61,829     fair value                           64,354      34,880        499,838
    62,101      74,036   Derivatives                           103,660      56,184        805,127
   184,483     188,072   Debt securities in issue              209,309     113,445      1,625,703
     5,727       4,869   Retirement benefit liabilities          3,722       2,017         28,909
    26,169      26,515   Other liabilities                      31,669      17,165        245,969
                         Liabilities under insurance
    12,428      14,144     contracts issued                     15,663       8,489        121,655
    10,421      12,689   Accruals and deferred income           12,584       6,821         97,740
     3,329       1,966   Provisions                              2,286       1,239         17,755
    15,652      16,537   Subordinated liabilities               20,404      11,059        158,478

 1,375,129   1,403,744   Total liabilities                   1,630,768     883,876     12,666,175

                         Equity
     5,610       5,667   Called up share capital                 5,741       3,112         44,590
     4,952       6,896   Share premium account                   7,236       3,922         56,202
    25,000      23,646   Other reserves                         26,394      14,306        205,002
    51,151      56,223   Retained earnings                      62,010      33,609        481,632

    86,713      92,432   Total shareholders' equity            101,381      54,949        787,426
     4,968       5,794   Minority interests                      5,989       3,246         46,517

    91,681      98,226   Total equity                          107,370      58,195        833,943

 1,466,810   1,501,970   Total equity and liabilities        1,738,138     942,071     13,500,118


Consolidated Statement of Recognised Income and Expense


  30Jun05     31Dec05                      Half-year to                        30Jun06
     US$m        US$m                                                             US$m

                        Available-for-sale investments:
       70        (470)  - Fair value changes taken to equity                      (476)
                        - Fair value changes transferred to income statement
     (103)       (137)      on disposal or impairment                             (319)
                        Cash flow hedges:
     (293)        201   - Fair value changes taken to equity                       147
        -        (106)  - Fair value changes transferred to income statement      (177)
                        Share of changes in equity of associates and joint
       68          93     ventures                                                 (44)
   (3,665)       (592)  Exchange differences                                     3,203
                        Actuarial gains/(losses) on post-employment
      358      (1,170)    benefits                                               1,477
   (3,565)     (2,181)                                                           3,811
     (125)        562   Net deferred tax on items taken directly to equity        (196)
                        Total income and expense taken to equity during the
   (3,690)     (1,619)    period                                                 3,615
    7,982       7,891   Profit for the period                                    9,245
    4,292       6,272   Total recognised income and expense for the period      12,860

                        - Attributable to shareholders of the parent
    4,056       5,856       company                                             12,292
      236         416   - Attributable to minority interests                       568
    4,292       6,272                                                           12,860




Consolidated Cash Flow Statement


                                                    Half-year   Half-year   Half-year
                                                           to          to          to
                                                      30Jun06     30Jun05     31Dec05
                                                         US$m        US$m        US$m

Cash flows from operating activities
Profit before tax                                      12,517      10,640      10,326
Adjustments for:
Non-cash items included in profit before tax              762       1,022         336
Change in operating assets                           (101,775)    (61,792)    (20,918)
Change in operating liabilities                       135,226      57,777      13,156
Elimination of exchange differences                    (7,000)      7,089      (4,774)
Net gain from investing activities                       (752)       (354)       (338)
Share of profits in associates and joint ventures        (361)       (308)       (336)
Dividends received from associates                         32          57          57
Tax paid                                               (1,983)     (1,811)     (2,808)
Net cash from/(used in) operating activities           36,666      12,320      (5,299)

Cash flows from investing activities
Purchase of financial investments                    (181,454)    (91,507)   (286,596)
Proceeds from the sale of financial investments       177,762      82,562     286,134
Purchase of property, plant and equipment                (803)     (1,227)     (1,660)
Proceeds from the sale of property, plant
  and equipment                                           915         340         280
Purchase of intangible assets                            (352)        (90)       (759)
Net cash outflow from acquisition of and increase
  in stake of subsidiaries                                 (5)          -      (1,662)
Net cash inflow from disposal of subsidiaries              23         566         139
Net cash outflow from acquisition of and increase
  in stake of associates                                 (208)       (682)     (1,887)
Proceeds from disposal of associates                      319         161         261
Net cash used in investing activities                  (3,803)     (9,877)     (5,750)

Cash flows from financing activities
Issue of ordinary share capital                           414          94         596
Issue of preference shares                                374           -       1,298
Net purchases and sales of own shares for
  market-making purposes                                  (78)         27         (82)
Purchases of own shares to meet share awards
  and share option awards                                (589)       (288)       (478)
Own shares released on vesting of share awards
  and exercise of options                                 137          65         212
Subordinated loan capital issued                        3,716       1,928         165
Subordinated loan capital repaid                         (273)       (896)       (225)
Dividends paid to the shareholders of the parent
  company                                              (3,202)     (4,197)     (1,738)
Dividends paid to minority interests                     (533)       (419)        (89)

Net cash used in financing activities                     (34)     (3,686)       (341)
Net increase/(decrease) in cash and cash equivalents   32,829      (1,243)    (11,390)
Cash and cash equivalents at the beginning of the
  period                                              141,307     160,956     152,925
Exchange differences in respect of cash and cash
  equivalents                                           4,490      (6,788)       (228)
Cash and cash equivalents at the end of the period    178,626     152,925     141,307


1. Accounting policies

The accounting policies adopted by HSBC for these interim consolidated financial statements are consistent with those described in the Annual Report and Accounts 2005 except for 'Amendments to IAS 39 and IFRS 4 - Financial Guarantee Contracts', which was adopted by HSBC on 1 January 2006. HSBC has retrospectively adopted the amendment in accordance with IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors'. Retrospective adoption of the amendment had no material impact on HSBC's consolidated financial statements.

In accordance with the amendment, HSBC accounts for certain types of financial guarantee contracts it issues as financial liabilities. Financial guarantee contracts are initially recognised at fair value and subsequently measured at the higher of the initial fair value less cumulative amortisation, determined in accordance with IAS 18 'Revenue', and, in the event HSBC has to reimburse the holder for any loss incurred, the amount that would be recognised as a provision.

2. Dividend

The Directors have declared a second interim dividend for 2006 of US$0.15 per ordinary share, a distribution of approximately US$1,725 million. The second interim dividend will be payable on 4 October 2006, to holders of ordinary shares on the Register at the close of business on 18 August 2006. The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the exchange rates quoted by HSBC Bank plc in London at or about 11:00 am on 25 September 2006, and with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 30 August 2006, and elections must be received by 20 September 2006. As this dividend was declared after the balance sheet date, it has not been included in 'Other liabilities' at 30 June 2006.

The dividend will be payable on shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 4 October 2006 to the holders of record on 18 August 2006. The dividend will be payable in cash, in euros at the exchange rate on 25 September 2006, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 17 August 2006 and 23 August 2006.

The dividend will be payable on American Depositary Shares ('ADSs'), each of which represents five ordinary shares, on 4 October 2006 to holders of record on 18 August 2006. The dividend of US$0.75 per ADS will be payable in cash in US dollars or as a scrip dividend of new ADSs. Particulars of these arrangements will be mailed to holders on or about 25 August 2006. Elections must be received by the depositary on or before 15 September 2006. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

HSBC Holdings plc ordinary shares will be quoted ex-dividend in London, Hong Kong and Bermuda on 16 August 2006 and in Paris on 21 August 2006. The ADSs will be quoted ex-dividend in New York on 16 August 2006.


3. Earnings and dividends per share


                               Half-year to      Half-year to     Half-year to
Figures in US$                      30Jun06          30 Jun05          31Dec05


Basic earnings per
  ordinary share                       0.78              0.69             0.67

Diluted earnings per
  ordinary share                       0.77              0.68             0.67

Dividends per ordinary
  share                                0.46              0.41             0.28

Dividend payout ratio^                   59%               59%              42%



^ Dividends per ordinary share expressed as a percentage of earnings per ordinary share.

Basic earnings per ordinary share was calculated by dividing the earnings attributable to ordinary shareholders of the parent company, of US$8,684 million, by the weighted average number of ordinary shares outstanding, excluding own shares held, of 11,148 million (first half of 2005: earnings of US$7,596 million and 11,007 million shares; second half of 2005: earnings of US$7,464 million and 11,069 million shares).


                                          Half-year     Half-year     Half-year
                                                 to            to            to
Figures in US$m                             30Jun06       30Jun05       31Dec05

Profit attributable
  to shareholders of
  the parent company                          8,729         7,596         7,485
Dividend payable on
  preference shares
  classified as equity                          (45)            -           (21)

Profit attributable
  to the ordinary
  shareholders of the
  parent company                              8,684         7,596         7,464


Diluted earnings per ordinary share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares (including share options outstanding not yet exercised), by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on ordinary conversion of all the dilutive potential ordinary shares in 2006, of 11,304 million (first half of 2005: 11,152 million shares; second half of 2005:
11,190 million shares).


4. Taxation


                                          Half-year  Half-year  Half-year
                                                 to         to         to
Figures in US$m                             30Jun06    30Jun05    31Dec05

United Kingdom corporation
  tax charge                                    536        340        352

Overseas tax                                  2,254      2,045      1,948
Current tax                                   2,790      2,385      2,300

Deferred tax                                    482        273        135

Tax expense                                   3,272      2,658      2,435

Effective tax rate                             26.1%      25.0%      23.6%



HSBC Holdings and its subsidiaries in the United Kingdom provided for UK corporation tax at 30 per cent (2005: 30 per cent). Overseas tax included Hong Kong profits tax of US$387 million (first half of 2005: US$362 million; second half of 2005: US$277 million) provided at the rate of 17.5 per cent (2005: 17.5 per cent) on the profits for the period assessable in Hong Kong. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.

The following table reconciles the overall tax expense which would apply if all profits had been taxed at the UK corporation tax rate:



Analysis of overall tax expense


                                             Half-year   Half-year     Half-year
                                                    to          to            to
Figures in US$m                                30Jun06     30Jun05       31Dec05

Taxation at UK corporate
  tax rate of 30 per cent
  (2005: 30 per cent)                            3,756       3,192         3,098

Impact of overseas
  profits in principal
  locations taxed at
  different rates                                 (187)       (142)         (200)

Tax-free gains                                     (97)        (76)         (144)

Adjustments in respect of
  prior period liabilities                          36         (45)         (142)

Low income housing tax credits                     (55)        (53)          (57)
Other items                                        (81)       (105)          (40)
Impact of profits from associates
  and joint ventures                              (100)       (113)          (80)
Overall tax expense                              3,272       2,658         2,435


5. Capital resources
                                           At 30Jun06   At 30Jun05   At 31Dec05

Capital ratios (%)

Total capital ratio                              13.4         12.8         12.8
Tier 1 capital ratio                              9.4          8.7          9.0

Composition of capital

Figures in US$m

Tier 1:
  Shareholders' funds                         101,381       86,713       92,432
  Minority interests and
    preference shares                           6,734        6,180        6,741
  Innovative tier 1 securities                  9,601        9,629        9,383
  Less: Goodwill capitalised and
    intangible assets                         (33,992)     (31,344)     (32,821)
        Other regulatory adjustments^          (1,586)      (2,052)      (1,332)
Total qualifying tier 1
  capital                                      82,138       69,126       74,403

Tier 2:
  Reserves arising from
    revaluation of property and
    unrealised gains on AFS
    equities                                    2,040        1,794        1,593
  Collective impairment
    allowances                                  9,087        8,905        8,749

  Perpetual subordinated debt                   3,665        3,678        3,640
  Term subordinated debt                       27,446       22,101       24,519
  Minority and other interests
    in tier 2 capital                             425          501          425
Total qualifying tier 2 capital                42,663       36,979       38,926

Unconsolidated investments                     (6,441)      (3,008)      (6,437)
Investments in other banks                     (1,419)      (1,146)      (1,147)
Other deductions                                 (305)        (229)        (296)
Total regulatory capital                      116,636      101,722      105,449

Total risk-weighted assets                    872,893      794,834      827,164


The above figures were computed in accordance with the EU Banking Consolidation Directive and the FSA policy statement PS05/5 'Implications of a Changing Accounting Framework'.

^ Other regulatory adjustments mainly arise from the implementation of IFRSs in conjunction with the FSA's policy statement PS05/5.

6. Registers of shareholders

The Overseas Branch Register of shareholders in Hong Kong will be closed for one day, on Friday 18 August 2006. Any person who has acquired shares registered on the Hong Kong Branch Register but who has not lodged the share transfer with the Hong Kong Branch Registrar should do so before 4:00 pm on Thursday 17 August 2006 in order to receive the second interim dividend for 2006, which will be payable on 4 October 2006. Transfers may not be made to or from the Hong Kong Overseas Branch Register while that Branch Register is closed.

Any person who has acquired shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4:00 pm on Friday 18 August 2006 in order to receive the dividend.

Any person who has acquired shares registered on the Overseas Branch Register of shareholders in Bermuda but who has not lodged the share transfer with the Bermuda Branch Registrar should do so before 4:00 pm on Friday 18 August 2006 in order to receive the dividend.

Transfers of American Depositary Shares should be lodged with the depositary by 12 noon on Friday 18 August 2006 in order to receive the dividend.

7. Foreign currency amounts

The sterling and Hong Kong dollar equivalent figures in the interim consolidated income statement and balance sheet are for information only. These are translated at the average rate for the period for the income statement and the closing rate for the balance sheet as follows:

Period-end                                30Jun06      30Jun05      31Dec05

Closing :       HK$/US$                     7.767        7.774        7.754
                GBP/US$                     0.542        0.558        0.581

Average :       HK$/US$                     7.758        7.793        7.763
                GBP/US$                     0.559        0.534        0.566


8. Litigation

HSBC, through a number of its subsidiaries, is named in and is defending legal actions in various jurisdictions arising from its normal business. None of these proceedings is regarded as material litigation.


9. Dealings in HSBC Holdings plc shares

Except for dealings as intermediaries by HSBC Bank plc, HSBC Financial Products (France) SNC and The Hongkong and Shanghai Banking Corporation Limited, which are members of a European Economic Area exchange, neither the Company nor any subsidiary undertaking has bought, sold or redeemed any securities of the Company during the six months ended 30 June 2006.

10. Statutory accounts

The information in this news release does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 ('the Act'). The Interim Report 2006 was approved by the Board of Directors on 31 July 2006. The statutory accounts for the year ended 31 December 2005 have been delivered to the Registrar of Companies in England and Wales in accordance with Section 242 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under Section 237(2) or (3) of the Act.

This news release does not constitute the unaudited interim consolidated financial statements which are contained in the Interim Report. The unaudited interim consolidated financial statements have been reviewed by the Company's auditor, KPMG Audit Plc, in accordance with the guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board. On the basis of its review, KPMG Audit Plc was not aware of any material modifications that should be made to the unaudited interim consolidated financial statements as presented for the six months ended 30 June 2006 in the Interim Report to the shareholders. The full report of its review is included in the Interim Report to the shareholders.

11. Forward-looking statements

This news release contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words 'potential', 'estimated', and similar expressions or variations on such expressions may be considered 'forward-looking statements'.

12. Corporate governance

HSBC is committed to high standards of corporate governance. HSBC Holdings plc has complied with the applicable code provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council ('the Combined Code') throughout the six months to 30 June 2006, save that the Group Chairman did not on appointment meet the Combined Code's independence criteria. On 26 May 2006 S K Green, who had previously served as Group Chief Executive, became Group Chairman. In accordance with the provisions of the Combined Code in the circumstance where a Chief Executive becomes a Chairman, the Board consulted major shareholders in advance of the appointment. Sir Brian Moffat, the senior independent non-executive Director and the Chairman of the Nomination Committee, wrote to all shareholders to explain the Board's decision and the reasons for the appointment. These were also described on pages 200 and 201 of the Annual Report and Accounts 2005.

HSBC Holdings plc has complied with all applicable code provisions of the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the six months to 30 June 2006.

The Board of HSBC Holdings plc has adopted a code of conduct for transactions in HSBC Group securities by Directors that complies with The Model Code in the Listing Rules of the Financial Services Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers ('Hong Kong Model Code') set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code, primarily to take into account accepted practices in the UK, particularly in respect of employee share plans. Following a specific enquiry, each Director has confirmed he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the period.

The members of the Board of Directors of HSBC Holdings plc are:

S K Green, Baroness Dunn*, Sir Brian Moffat+, M F Geoghegan, Lord Butler+, R K F Ch'ien+, J D Coombe+, R A Fairhead+, D J Flint, W K L Fung+, S Hintze+, J W J Hughes-Hallett+, Sir Mark Moody-Stuart+, S W Newton+, S M Robertson+, H Sohmen*, and Sir Brian Williamson+.

* Non-executive Director

+ Independent non-executive Director

The Group Audit Committee has reviewed the interim results for the six months to 30 June 2006.

13. Interim Report

The Interim Report 2006 will be mailed to shareholders on or about 11 August 2006. Further copies may be obtained from Group Corporate Affairs, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; or from Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; or from Employee Communications, HSBC - North America, 2700 Sanders Road, Prospect Heights, Illinois 60070, USA; or from the HSBC website: www.hsbc.com.

A Chinese translation of the Interim Report 2006 may be obtained on request from Computershare Hong Kong Investor Services Limited, Hopewell Centre, 46th Floor, 183 Queen's Road East, Hong Kong.

The Interim Report 2006, and this results announcement, will be available on the Stock Exchange of Hong Kong's website: www.hkex.com.hk.

Custodians or nominees who wish to distribute copies of the Interim Report 2006 to their clients may request copies for collection by writing to Group Corporate Affairs at the address given above.

14. Final results for 2006

The results for the year to 31 December 2006 will be announced on Monday 5 March 2007.

15. Proposed interim dividends for 2006

The Board has adopted a policy of paying quarterly dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. The proposed timetables for the dividends payable on the ordinary shares in respect of 2006 are:



Third interim dividend for 2006


Announcement                                                     6 November 2006

American Depositary Shares quoted ex-dividend in New York       21 November 2006

Shares quoted ex-dividend in London, Hong Kong and Bermuda      22 November 2006

Record date and closure of Hong Kong
  Overseas Branch Register of shareholders for one day          24 November 2006

Shares quoted ex-dividend in Paris                              27 November 2006

Payment date                                                     18 January 2007

Fourth interim dividend for 2006

Announcement                                                        5 March 2007

Shares quoted ex-dividend in London, Hong Kong and Bermuda;
  American Depositary Shares quoted ex-dividend in New York        21 March 2007

Record date and closure of Hong Kong
  Overseas Branch Register of shareholders for one day             23 March 2007

Shares quoted ex-dividend in Paris                                 26 March 2007

Payment date                                                         10 May 2007


16. News release

Copies of this news release may be obtained from Group Corporate Affairs, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; HSBC Bank USA, N.A., 452 Fifth Avenue, New York, NY 10018, USA; HSBC France, Direction de la Communication, 103 avenue des Champs Elysees, 75419 Paris Cedex 08, France. The news release will also be available on the HSBC website: www.hsbc.com.


17. For further information contact:


London                                         Hong Kong
Richard Beck                                   David Hall
Director of Communications & Public Policy     Head of Group Public Affairs (Asia)
Telephone: +44 20 7991 0633                    Telephone: +852 2822 1133

Patrick McGuinness                             Gareth Hewett
Senior Manager Investor Relations              Senior Manager External Relations
Telephone: +44 20 7992 1938                    Telephone: +852 2822 4929


Chicago                                        Paris
Lisa Sodeika                                   Chantal Nedjib
Executive Vice President,                      Managing Director, Corporate Communications
Corporate Affairs                              Telephone: +33 1 40 70 7729
Telephone: +1 847 564 6394

Linda Recupero                                 Gilberte Lombard
Executive Vice President,                      Investor Relations Director
Group Public Affairs                           Telephone: +33 1 40 70 2257
Telephone: +1 212 525 3800




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  31 July 2006